16002153

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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APR 05 2016
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-33429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Carillon Parkway
(No. and Street)

St. Petersburg (City) Florida (State) 33716 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. McCauley, Jr (727) 299-1692
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1 N. Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William McCauley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Capital, Inc. as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William H McCauley Jr

William H. McCauley, Jr
Vice President & CFO

KELLY RENE REA
MY COMMISSION # FF 204147
EXPIRES: March 22, 2019
Bonded Thru Notary Public Underwriters

Kelly Rene Rea
Notary Public

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Changes in Financial Condition.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSAMERICA FINANCIAL ADVISORS, INC.
FINANCIAL STATEMENTS
Year Ended December 31, 2015

Contents

pwc

Report of Independent Registered Public Accounting Firm

To Management of Transamerica Financial Advisors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Transamerica Financial Advisors, Inc. (the "Company") at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, 1 North Wacker Dr, Chicago, IL 60606
T: (312) 298 2000, F: (312)298 2001, www.pwc.com/us

TRANSAMERICA FINANCIAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)
December 31, 2015

Assets		
Cash and cash equivalents	$	26,834
Investments in securities, at fair value		34,434
Agent notes receivable, net of allowance (2015: $0)		432
Commission receivables		11,909
Other receivables		2,345
Deferred tax asset, net		12,202
Prepaid expenses and other assets		1,183
Total assets	$	89,339
Liabilities and stockholders' equity		
Liabilities		
Commission payables	$	8,699
Payable to parent under tax allocation agreement		1,970
Due to affiliates, net		3,719
Deferred compensation		33,997
Other liabilities		4,394
Total liabilities		52,779
Stockholders' equity		
Common stock, $1 par value, 5,000 shares authorized; 1,938 issued and outstanding		2
Additional paid-in capital		25,336
Retained earnings		11,222
Total stockholders' equity		36,560
Total liabilities and stockholders' equity	$	89,339

See accompanying notes.

TRANSAMERICA FINANCIAL ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies

Transamerica Financial Advisors, Inc. (the "Company") is 51.6% owned by Transamerica Corporation ("Transamerica"), 10.8% owned by Commonwealth General Corporation ("CGC") and 37.6% owned by AEGON Asset Management ("AAM"). Transamerica, CGC and AAM are indirect wholly owned subsidiaries of AEGON N.V.("AEGON"), a public limited liability share company organized under Dutch law. The Company was formerly 51.6% owned by AEGON USA Holding Company ("AUSA") and 10.8% owned by Transamerica International Holdings, Inc. ("TIHI"). AUSA merged into Transamerica Corporation effective December 31, 2015. TIHI merged into Commonwealth General Corporation effective September 30, 2015. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Company is an investment advisor under the Investment Advisors Act of 1940. The Company markets financial products for both affiliated and nonaffiliated companies, such as variable annuities, variable life insurance, mutual funds, real estate investment trusts, and certain securities to investors throughout the United States.

Basis of Accounting

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S.GAAP).

Discontinued Operations

On November 3, 2015 the Company and John Hancock Financial Network, Inc., a distribution channel of John Hancock, announced that they had entered into a definitive agreement for John Hancock to acquire certain assets of the Company. Following the close, approximately 1,100 advisors and 90 Transamerica employees who support the Company will become affiliated with Signator Investors, Inc., the broker dealer of John Hancock.

The Company determined the transaction met the criteria of a discontinued operation after review of Accounting Standards Update ("ASU") No. 2014-08, *Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*. The Company concluded the asset purchase agreement meets the criteria to be classified as held for sale under Accounting Standards Codification ("ASC") Subtopic 205-20 *Presentation of Financial Statements – Discontinued Operations*, as the transaction has not closed at December 31, 2015.

The sale agreement is currently waiting necessary regulatory approvals from FINRA and the SEC. Regulatory approval is expected in the second quarter of 2016. No realized gain or loss or impairment on the asset purchase agreement has been recognized for the year ended December 31, 2015. There was no material Statement of Financial Condition impact as a result of management's assessment that this component of the business is held for sale.

Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and money market funds with original maturities of three months or less. Cash and cash equivalents, except money market funds, are primarily valued at amortized cost, which approximates fair value. Money market funds are valued based on net asset value provided by the fund managers.

Investments

The Company's investments consist primarily of equity securities, mutual funds and exchange traded funds which are reported at fair value. The majority of these investments are directly related to the deferred compensation plan for the registered representatives. The fair value of the equity securities is based on quoted prices in an active market, while the other investments are determined by reference to published net asset values per share.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts to reduce its non-customer notes receivable to their net realizable value. The allowance is estimated by management based on general factors such as the aging of the receivables and historical collection experience.

Deferred Compensation

The Company allows registered representatives to defer commission income on a pre-tax basis for any given year if the representative meets certain revenue targets in the preceding year. The deferred compensation liability represents the accumulated deferred commission revenue and investment appreciation (depreciation) less any withdrawals.

Employee Benefit Plans

All employees, subject to meeting certain eligibility requirements, are eligible to participate in the Transamerica Profit Sharing Plan, pension plan, disability plan, group life plan, and group health plan. As the plans sponsor, Transamerica Corporation retains the liabilities and the Company funds the costs of these plans as they are incurred.

Future Accounting Guidance

ASC 205, *Presentation of Financial Statements*

In August 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-15, *Presentation of Financial Statements-Going Concern* (ASC Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This update requires an entity's management to evaluate whether there are conditions or events that, considered in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. It also requires disclosures under certain circumstances. The update is effective for annual period ending after December 15, 2016. Early application is permitted. The Company is in the process of reviewing its policies and processes to ensure compliance with the new guidance.

ASC 606, *Revenue from Contracts with Customers*

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers: Topic 606.* The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance unless the contracts are within the scope of other standards (for example, financial instruments, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance establishes a five-step process to achieve this core principle. In August 2015, FASB issued ASU 2015-14, *Deferral of the Effective Date* that defers the effective date of ASU 2014-09 by one year. As a result, the Company will apply the ASU beginning in 2018, using either of two methods: retrospective to each prior reporting period presented with certain practical expedients, or retrospective with the cumulative effect of initial application recognized at the date of initial application subject to certain additional disclosures. Early application of ASU 2014-09 is permitted, but not before interim and annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition

method and is evaluating the impact that adoption of this update will have on the Company's financial position and results of operation.

2. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

    a) Quoted prices for similar assets or liabilities in active markets

    b) Quoted prices for identical or similar assets or liabilities in non-active markets

    c) Inputs other than quoted market prices that are observable

    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2015:

	December 31, 2015			
	Level 1	Level 2	Level 3	Total
Assets				
Investments in securities				
Money market funds (a)	$ -	$ 2,424	$ -	$ 2,424
Equity securities (b)				
Basic materials	336	-	-	336
Communications	74	-	-	74
Consumer - cyclical	159	-	-	159
Consumer - non-cyclical	466	-	-	466
Energy	168	-	-	168
Financial	656	-	-	656
Government	325	-	-	325
Industrial	77	-	-	77
Technology	403	-	-	403
Total equity securities	2,664	-	-	2,664
Mutual funds and hedge funds (c)				
Alternative	82	12,071	-	12,153
Balanced fund	6,624	-	-	6,624
Domestic stock fund	837	-	-	837
Equity fund	7,493	-	-	7,493
Fixed-income bond	1,149	-	-	1,149
Indexed fund	620	-	-	620
International stock fund	470	-	-	470
Total mutual funds and hedge funds	17,275	12,071	-	29,346
Total investments in securities	19,939	14,495	-	34,434
Cash equivalents - money market funds (d)	-	5,651	-	5,651
Total assets	$ 19,939	$ 20,146	$ -	$ 40,085

(a) Money market funds, held as investments in the deferred compensation plan, are valued based on net asset value provided by the fund managers. Accordingly these are classified as Level 2.

(b) Equity securities are valued based on exchange listed price quotations for identical securities in active markets and therefore are considered Level 1.

(c) Mutual funds that are valued based on net asset value provided by the fund managers, whose net asset values are quoted in an active market, are considered Level 1. Hedge funds may have restrictions on liquidity and transferability that may impact the determination of fair value. As a result of the restrictions associated with the interests in the hedge funds, there is generally no secondary market for trading interests in such funds. Therefore, the hedge fund's net asset value serves as the entry price for subscriptions and depending on the facts and circumstances, the exit price for the redemptions. The level of observable activity, such as subscriptions and redemptions at net asset value, will determine the classification of fair value measurement as Level 2.

(d) Cash equivalents, which include only money market funds, are valued based on net asset value provided by the fund managers. Accordingly these are classified as Level 2. Operating cash is not included in the above-mentioned tables.

During 2015, there were no transfers between levels.

3. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with Transamerica, CGC and AAM affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate

share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to Transamerica, AAM and CGC. During December 31, 2015, the Company received contributions from AUSA, AAM, and CGC of $137, $100, and $29, respectively, as a result of tax sharing. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity. A tax return has not yet been filed for 2015.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. These include accrued bonuses and deferred compensation, and other expenses not deductible until future periods for tax purposes. Deferred income taxes consist of the following at December 31, 2015:

		2015
Deferred tax assets	$	14,353
Less: valuation allowance		-
Net deferred tax asset		14,353
Deferred tax liabilities		(2,151)
Net deferred tax asset	$	12,202

At December 31, 2015, there was no valuation allowance for deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on generation of further taxable income during the periods in which those temporary differences are deductible. Management considers the four sources of taxable income: scheduled reversal of deferred tax liabilities, projected taxable income, taxable income in prior carryback years and tax planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and determined there were tax benefits of $33 that should not be recognized at December 31, 2015, which is primarily related to a Los Angeles Gross Receipts audit. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of reporting date.

The Company's federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2008 have been completed and resulted in tax return adjustments that are currently undergoing final review with Joint Committee. An examination is already in progress for the years 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

4. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of life insurance, annuities, and other investment-related activities. For the year ended December 31, 2015, the Company accrued $990 from sales of life insurance, mutual funds and annuities for affiliated companies, which is included commission receivables and commission payables on the Statement of Financial Condition.

The Company is party to a cost-sharing agreement between Transamerica affiliated companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of Transamerica and represents both items specifically identifiable as attributable to the Company and an allocation of shared resources among several affiliates. At December 31, 2015, the Company recorded a payable, related to the cost-sharing agreement, of $3,018 that was included in due to affiliates on the Statement of Financial Position.

During 2015, the Company did not pay a return of capital to AUSA, CGC and AAM. During 2015, the Company received capital contributions of $137, $29 and $100 from AUSA, CGC, and AAM, respectively, as a result of the tax sharing agreement.

5. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2015, the Company had net capital of $18,388, which was $17,145 in excess of its required net capital of $1,243. The Company's ratio of aggregate indebtedness to net capital was 1.01 to 1 at December 31, 2015.

Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company claims the 15c3-3(k)(2)(i) exemption which states, "The provision of this rule shall not be applicable to a broker or dealer: who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers". The Special Account for the Exclusive Benefit of customers had a balance of $250 at December 31, 2015. In addition, for securities held in brokerage accounts, the Company uses Pershing LLC on a fully disclosed basis as clearing agent to process customer trades and therefore claims exemption from the reserve requirements under the provisions of Rule 15c3-3(k)(2)(ii) as well.

6. Commitments and Contingencies

The Company is involved in litigation and arbitrations in the normal course of business. These matters include, but are not limited to, claims relating to alleged registered representative misconduct, in which recovery of compensatory and/or punitive damages may be sought. The Company is, from time to time, also involved in regulatory investigations, actions and inquiries. In all such matters, the Company has cooperated fully with the applicable regulatory agency or self-regulatory organization.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Company will incur a potential loss and the amount of the loss is reasonably estimable, in accordance with FASB ASC No. 450, *Contingencies*, an accrued liability has been established. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2015 and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

As of December 31, 2015, the Company recorded $125 for pending legal and regulatory matters in other liabilities on the Statement of Financial Condition.

7. Subsequent Events

Management has evaluated subsequent events between the balance sheet date and the date when the financial statements are issued. No subsequent events have been identified.

8. Guarantees

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only takes trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications as of December 31, 2015. In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.